UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Resolutions adopted by the Annual Ordinary and Extraordinary Shareholders’ Meeting held April 28, 2016
2.	Resolutions adopted by the Series “F” Special Shareholders’ Meeting held April 28, 2016
3.	Resolutions adopted by the Series “B” Special Shareholders’ Meeting held April 28, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: May 2, 2016

Item 1

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING.

APRIL 28, 2016.

ITEM I

Presentation of the Board of Directors’ report with respect to the Company’s operations during the fiscal year ended on December 31, 2015, including: (i) the Financial Statements under CNBV and IFRS criteria, as of such date, and (ii) the external auditor’s report.

RESOLUTIONS

FIRST.- “The report by the Company’s Board of Directors submitted in compliance with the provisions of article 172 of the General Business Associations Law, regarding the operations carried out during the fiscal year ended as of December 31, 2015 is deemed as rendered and is approved in all its terms. A copy of such report is enclosed with the minutes prepared for this Meeting.”

SECOND.- “The Company’s and its subsidiaries’ consolidated Financial Statements under CNBV criteria are hereby submitted and approved in each and every one of its parts, for the fiscal year comprised January 1 to December 31, 2015, as submitted to the Meeting and published in the newspaper “El Economista” of this city, dated January 29, 2016. A copy of the financial statements is enclosed with the minutes prepared for this Meeting.”

THIRD.- “The Financial Statements of Grupo Financiero Santander Mexico, S.A.B. de C.V., prepared in accordance with IFRS rules and criteria, for the fiscal year ended on December 31, 2015, are hereby approved in each and every one of its parts. A request is hereby made that the same be remitted to the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).”

FOURTH.- “The report filed by the External Auditor, in connection with the Company’s Financial Statements, for the fiscal year ended on December 31, 2015 is hereby submitted and approved in each and every one of its parts. A copy of such report shall be included with the file of the minutes prepared for this Meeting.”

FIFTH.- “Each and every one of the proceedings and acts carried out by the Board of Directors, by the CEO and General Director, by the Secretary, by the Alternate Secretary and by the Corporation’s External Auditor, in the lawful performance of their positions during the fiscal year ended on December 31, 2015, are hereby approved and ratified, thanking all of them for the services rendered during such fiscal year.”

ITEM II

Proposal and, if applicable, approval with respect to the application of results.

RESOLUTIONS

SIXTH.- “It is agreed that since the Financial Statements approved by this Meeting, report a “Net Profit” for the fiscal year 2015, for the amount of $14,141,159,000.00 M.N. (Fourteen hundred forty-one million hundred fifty and nine thousand pesos 00/100 national currency) the following allocations be made:

a).- From the “Net Loss” attained in the fiscal year, individually, for the amount of $51,125,669.00 M.N. (Fifty one million one hundred twenty-five thousand six hundred and sixty-nine pesos 00/100 national currency) be applied to the account of “Results from Previous Years.”

b).- The “Net Profit” attained in the fiscal year, by its Subsidiaries, not distributed or allocated for an amount of $14,192,284,670.00 M.N. (Fourteen thousand one hundred ninety and two million two hundred eighty and four thousand six hundred and seventy pesos 00/100 national currency) to the account of “Results from Previous Years.”

SEVENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. de C.V., is hereby informed and approves the ratification of the Company’s fund for the repurchase of the shares, in accordance with the provisions of article 56 section IV of the Securities Market Law and pursuant to the policies approved by the Company’s Board of Directors for the amount of $1,500,000,000.00 M.N. (One billion five hundred million pesos 00/100 national currency) and it is agreed that such fund will come from the account of “Results from previous years,” which does not exceed the aggregate balance of the Company’s net profits, including those withheld.”

ITEM III

The company's CEO and General Director report regarding business operations, corresponding to fiscal year 2015.

RESOLUTION

EIGHTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., hereby approves the report rendered by the Company’s CEO and General Director, regarding the business operation for fiscal year 2015, in compliance with the General Law on Business Associations and Law Regulating Financial Groups.” A copy of the report shall be included with the file of the minutes prepared for this Meeting.”

ITEM IV

Report with respect to the Opinion issued by the Board of Directors regarding the content of the company's CEO and General Director report.

RESOLUTION

NINTH.- “The Shareholders’ Meeting is hereby informed of the Opinion issued by the Board of Directors, regarding the content of the report rendered by the Company’s CEO and General Director in its meeting held on April 21, 2016.”

ITEM V

Board of Directors’ report regarding the main accounting and reporting policies and criteria.

RESOLUTION

TENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., is hereby informed of and approves the document regarding the main accounting and reporting policies and criteria. A copy of such document shall be attached to the file of the minutes prepared for this Meeting.”

ITEM VI

Report regarding performance with the Company’s tax obligations in the fiscal year 2014.

RESOLUTION

ELEVENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., is hereby informed of and approves the report regarding compliance with the Company’s tax obligations submitted to the Tax Administration Service in the Alternative Information Exhibits of the Fiscal Opinion corresponding to fiscal year 2014.”

ITEM VII

Report regarding the operations and activities of the Company.

RESOLUTION

TWELFTH.- “The Shareholders’ Meeting is hereby informed of the relevant operations and activities in which Grupo Financiero Santander Mexico, S.A.B. de C.V. participated.”

ITEM VIII

Report of the Board of Directors with respect to the activities developed by the Company’s Audit Committee and the Corporate Practices, Appointments and Compensations Committee, during fiscal year 2014.

RESOLUTION

THIRTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V., is hereby informed of and approves the Annual Reports of the Audit Committee and the Corporate Practices, Appointments and Compensations Committee, with respect to the Company’s activities during fiscal year 2015, thus complying with the provisions of Article 58 of the Law Regulating Financial Groups and the general provisions applicable to securities issuers and other securities market participants. A copy of such documents shall be attached to the file of the minutes prepared for this Meeting.”

ITEM IX

Appointment and, if applicable, ratification of the Regular and Alternate members of the Board of Directors, corresponding to the Series “F” and “B” shares representing the capital stock. Determination of compensations thereto.

RESOLUTIONS

FOURTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V., agrees to the ratification of each person indicated below to the positions mentioned below such that the Board of Directors shall be comprised as follows:

Non-Independent Series “F” Directors
D. Marcos Alejandro Martínez Gavica	Regular Director
D. Héctor Blas Grisi Checa	Regular Director
D. Rodrigo Echenique Gordillo	Regular Director
D. Ángel Rivera Congosto	Regular Director
D. Rodrigo Brand de Lara	Regular Director
D. Vittorio Corbo Lioi	Alternate Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Fernando Borja Mujica	Alternate Director
Independent Series “F” Directors
D. Guillermo Güemez García	Regular Director

D. Joaquín Vargas Guajardo	Regular Director
D. Juan Gallardo Thurlow	Regular Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
Independent Series “B” Directors
D. Fernando Ruíz Sahagún	Regular Director
D. Alberto Torrado Martínez	Regular Director
D. Gina Lorenza Diez Barroso Azcárraga	Regular Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Antonio Purón Mier y Terán	Alternate Director

It is hereby recorded that any of the Alternate Directors may substitute in the case of absences of the Regular Directors, provided that the alternate directors of the independent directors shall have the same capacity.

Likewise, it is expressly recorded:

i).	That the persons appointed and ratified have expressed their acceptance to such positions in accordance with the preceding resolutions.

ii).	That Series “F” and Series “B” shareholders fully agree that the Company’s Board of Directors is comprised as approved by this Meeting.”

FIFTEENTH.- “It is hereby agreed that Grupo Financiero Santander Mexico, S.A.B. de C.V., shall pay as compensation to each of the Regular and Alternate Independent Directors, the amount of:

➢	$86,465.00 M.N (Eighty six thousand four hundred and sixty five pesos 00/100 national currency), minus the applicable Income Tax withholding, for each meeting of the Board of Directors, and if applicable, for each meeting of the Committee to which they attend as members.

➢	In addition, the Director acting as President of the meetings of the Committee wherein he participates, shall receive as compensation the amount of $99,435.00 M.N. (Ninety nine thousand four hundred and thirty five pesos 00/100 national currency), minus the applicable Income Tax Withholding.

SIXTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V., hereby records the Corporation’s appreciation to the Non-Independent Regular and Alternate Directors, waiver made to receiving any compensation that might correspond to them in the exercise of their positions.”

ITEM X

Proposal and, if applicable, approval to decree payment of a cash dividend, to the Company’s shareholders, up to the amount and on the date determined by the Meeting.

RESOLUTIONS

SEVENTEENTH.- “The Shareholders Meeting hereby approves to decree payment of a cash dividend to the Company’s Shareholders from the account of “Results from Previous Years,”, for the amount of $3,844,000,000.00 M.N (Three thousand eight hundred and forty four million pesos 00/100 National Currency) which is proposed be distributed on May 27, 2016.

EIGHTEENTH.- “It is agreed that such dividend be distributed to the Shareholders in proportion to the number of shares they own, by reason of $0.5664273962 M.N. M.N. per share.”

NINETEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander Mexico, S.A.B. de C.V. authorizes Messrs. Marcos Alejandro Martinez Gavica, Héctor Grisi Checa, Fernando Borja Mujica, Alfredo Acevedo Rivas and Rocío Erika Bulhosen Aracil, to jointly and individually carry out all the acts necessary to publish the Shareholders’ Notice in the Official Journal of the Federation, as well as the newspapers “El Financiero” and “El Economista”.

ITEM XI

Proposal and, if applicable, approval to amend the Company´s Bylaws.

TWENTIETH.-The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., agrees to amend the articles Third, Twentieth, and Forty Fifth of the Corporate By-Laws, being drafted as follows:

THIRD.- The address of the corporation is in Mexico City, with the ability to establish offices and branches within the territory of the United Mexican States, and negotiate conventional addresses, without implying that the corporation changed its registered fiscal address. The corporation may not establish branches or subsidiaries outside the national territory.

TWENTIETH.- Calls for a Meeting shall be published in the electronic system established by the Secretary of Economy, at least fifteen days prior to the date established for the Meeting. Calls shall contain the agenda and shall be signed by the person or persons that make them, in the understanding that if made by the Board of Directors they may be signed by the Chairman, Secretary or any of the Alternate Secretaries.

From the time of publication of the call for a shareholders’ meeting, the information and documents related to each of the points established in the agenda shall be placed at the disposal of shareholders, promptly and gratuitously.

If the Meeting cannot be held on the day indicated a second call shall be made stating such circumstance, within a term that shall not exceed of fifteen working days. The new call shall contain the same information as the first and be published in the same media as the first call, with at least five working days prior to the date of holding the Meeting by virtue of a second call. The same rules shall apply in the event a subsequent call is necessary.

Meetings can be held without prior call, if the capital stock were fully represented at the time of voting.

The call for Meetings shall clearly indicate the place, day and time where the respective Meetings shall be held, in the understanding that they must be held under penalty of nullity, in the corporation’s corporate address except in the event of acts of God or force majeure.

If in a Meeting, irrespective of Ordinary, Special or of Class, all the shareholders are gathered, such Meeting may address and resolve matters of any nature, even those not contained in the respective agenda.

FORTY FIFTH.- The Board of Directors Sessions shall be held in the corporate address or any other place deemed appropriate by such Board.

It is hereby recorded that this Resolution is subject to the suspensive condition that the Corporation attains the corresponding approval by the Ministry of Finance and Public Credit, as well as any other required and necessary approvals.”

TWENTY FIRST.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V., empowers and authorizes Messrs. Fernando Borja Mujica, Alfredo Acevedo Rivas and Rocío Erika Bulhosen Aracil, for either of them or the persons they designate to carry out all the necessary acts to implement the resolutions adopted by this Assembly, including without limitation, carrying out any procedures and representations to the Government Authorities and obtain the necessary authorizations, freeing them from any resulting responsibility for the implementation and management of such acts, they are also empowered to carry out the changes that the Authorities require without requiring Assembly approval."

TWENTY SECOND- “According to the article 140 of the General Corporations Law and article 282 of the Securities Market Law, the Company will exchange the stock certificates deposited in the S.D. Indeval Institución para el Depósito de Valores S.A. de C.V., so that they will contain the new by-laws approved previously.”

ITEM XII

Appointment of special representatives to formalize and perform the resolutions adopted by the meeting.

RESOLUTION

TWENTY THIRD.- “Messrs. Marcos Alejandro Martinez Gavica, Héctor Grisi Checa, Fernando Borja Mujica, Alfredo Acevedo Rivas and Rocío Erika Bulhosen Aracil are hereby authorized, in their capacity as Special Representatives of this Meeting to on behalf and in representation of the Company, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes, and if they deem it necessary or advisable, to prepare, execute and file the required notices before any authority.

The Secretary and Alternate Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested of these minutes and, make the necessary entries in the corporate books thereof.”

Item 2

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

SERIES "F" SPECIAL SHAREHOLDERS’ MEETING.

APRIL 28, 2016

ITEM I

Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, corresponding to Series “F” shares representing the Company’s capital stock.

R E S O L U T I O N S

FIRST.- “The Series “F” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., hereby agrees to ratify all the members of the Board of Directors representative of this Series of Shares.”

FIFTH.- “It is hereby recorded that the representatives of the Series “F” Shares’ on the Board of Directors of Grupo Financiero Santander México, S.A. B. de C.V., shall be comprised as follows:

Non-Independent Series “F” Directors
D. Marcos Alejandro Martínez Gavica	Regular Director
D. Héctor Blas Grisi Checa	Regular Director
D. Rodrigo Echenique Gordillo	Regular Director
D. Ángel Rivera Congosto	Regular Director
D. Rodrigo Brand de Lara	Regular Director
D. Vittorio Corbo Lioi	Alternate Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Fernando Borja Mujica	Alternate Director
Independent Series “F” Directors
D. Guillermo Güemez García	Regular Director
D. Joaquín Vargas Guajardo	Regular Director
D. Juan Gallardo Thurlow	Regular Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director

Likewise, it is hereby recorded that any of the Alternate Directors may substitute in the case of absences of the Regular Directors.”

ITEM II

Appointment of special delegates to formalize and comply with the resolutions adopted at the Meeting

R E S O L U T I O N

SIXTH.- "Messrs. Marcos Martínez Gavica, Héctor Grisi Checa, Alfredo Acevedo Rivas, Fernando Borja Mujica y Rocío Erika Bulhosen Aracil, are hereby appointed as this Meeting’s Special Delegates, so that on behalf of and in representation of the Company, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes, if they deem it necessary or advisable, and to perform all other acts they deem appropriate, in order to comply with the resolutions adopted therein.

Likewise, the Secretary and the Assistant Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested for the foregoing.”

Item 3

RESOLUTIONS

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V.

SERIES "B" SPECIAL SHAREHOLDERS’ MEETING.

APRIL 28, 2016

ITEM I

Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, corresponding to Series “B” shares representing the Company’s capital stock.

R E S O L U T I O N S

FIRST.- “The Series “B” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., acknowledges the passing of Mr. Fernando Solana Morales, expressing their most sincere condolences.

It is hereby agreed to ratify all members of the Board of Directors elected by the holders of this Series of Shares.”

SECOND.-“It is hereby recorded that the representatives of the Series “B” Shares in the Board of Directors of Grupo Financiero Santander México, S.A.B. de C.V., shall be the following:

SERIES “B” DIRECTORS INDEPENDENT

Don Fernando Ruíz Sahagún	Regular Director
Don Alberto Torrado Martínez	Regular Director
Doña Gina Lorenza Diez Barroso Azcárraga	Regular Director
Don Enrique Krauze Kleinbort	Alternate Director
Don Antonio Purón Mier y Terán	Alternate Director

Likewise, it is hereby recorded that any of the Alternate Directors may substitute a Regular Director in the case of absence of any such Director.”

ITEM II

Appointment of special delegates to formalize and comply with the resolutions adopted at the Meeting

R E S O L U T I O N

THIRD.- "Messrs. Marcos Martínez Gavica, Héctor Grisi Checa, Alfredo Acevedo Rivas, Fernando Borja Mujica y Rocío Erika Bulhosen Aracil, are hereby appointed as this Meeting’s Special Delegates, so that on behalf of and in representation of the Company, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes, if they deem it necessary or advisable, and to perform all other acts they deem appropriate, in order to comply with the resolutions adopted therein.

Likewise, the Secretary and the Assistant Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested for the foregoing.”